SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2003
                             _______________________

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


            |X|      Form 20-F        |_|     Form 40-F

                    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            |_|      Yes              |X|     No

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 13, 2003 with respect to the Registrant's results of operations for the quarter ended March 31, 2003.

     Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended March 31, 2003.

     Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended March 31, 2003.

     Attached hereto as Exhibit 4 and incorporated herein by reference is the Interim Report of Neusiedler Hadera Paper Ltd. with respect to the quarter ended March 31, 2003.

     Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2003.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AMERICAN ISRAELI PAPER MILLS LTD.
                                              (Registrant)


                                              By:  /s/ Lea Katz
                                                  ------------------------------
                                                  Name:  Lea Katz
                                                  Title: Corporate Secretary

Dated: May 13, 2003.

                                  EXHIBIT INDEX
                                  -------------


   EXHIBIT NO.    DESCRIPTION
   -----------    -----------

      1.          Press release dated May 13, 2003.

      2.          Registrant's Management Discussion.

      3. Registrant's unaudited condensed consolidated financial statements.

      4.          Interim Report of Neusiedler Hadera Paper Ltd.

      5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                    EXHIBIT 1
                                    ---------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                   REPORTS FINANCIAL RESULTS FOR FIRST QUARTER

Hadera, Israel, May 13, 2003 - American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] today reported financial results for the first quarter ended March 31, 2003.

Aggregate sales in the first quarter of 2003 (January - March 2003) (including the associated companies in full, without considering the holding percentage and net of intercompany sales), totaled NIS 624.8 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 585.4 million in the corresponding quarter last year (January - March 2002) and NIS
589.2 million in the last quarter of 2002 ($133.3 million as compared with $124.9 million and $125.7 million, respectively).

Aggregate operating profit in the first quarter of 2003 totaled NIS 39.8 million compared with NIS 32.8 million in the corresponding quarter last year and NIS
30.0 million in the last quarter of 2002 ($8.5 million, compared with $7.0 million and $6.4 million, respectively).

The increase in the aggregate operating profit over the corresponding quarter last year is primarily attributed to the improved profitability of Neusiedler Hadera Paper ( NHP) and the packaging paper and recycling division. This increase was partially offset by the decrease in the operating profit of Hogla-Kimberly (H-K) as a result of fierce competition, primarily in the diaper sector.

The consolidated data below do not include NHP operations, H-K, Carmel Container Systems and TMM Integrated Recycling Industries.

Consolidated sales in the first quarter of 2003 totaled NIS 126.0 million compared with NIS 116.7 million in the corresponding quarter last year and NIS
132.1 million in the last quarter of 2002 ($26.9 million compared with $24.9 million and $28.2 million, respectively).

Operating profit in the first quarter of 2003 totaled NIS 13.9 million compared with NIS 4.3 million in the corresponding quarter of 2002 and NIS 13.4 million in the last quarter of 2002 ($3.0 million as compared with $0.9 million and $2.9 million, respectively).

Net income (before non-recurring earnings) in the first quarter of 2003 totaled NIS 12.9 million compared with NIS 9.2 million in the corresponding quarter in 2002 and NIS 9.9 million in the last quarter of 2002 ($2.8 million compared with $2.0 million and $2.1 million, respectively).

The net profit in the first quarter of the year amounted to NIS 14.0 million ($3 million) and included NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, that previously served the Company's employees.

Earnings per share (EPS) in the first quarter of 2003 totaled NIS 3.54 ($ 0.75) compared with NIS 2.35 ($ 0.50) for the corresponding quarter last year.

The inflation rate in the first quarter of 2003 amounted to 0.8% as compared with 2.4% in the corresponding quarter last year, and 6.5% for all of 2002.

The NIS exchange rate rose by 1.1% against the US dollar in the first quarter of 2003, as compared with a devaluation of 5.7% in the corresponding quarter last year, and a devaluation of 7.3% for all of 2002.

Mr. Yaacov Yerushalmi, Chairman of the Board, said that the economic slowdown in the Israeli market is continuing to affect business activity in 2003. The global economic situation, the war in Iraq and the security situation in Israel have resulted in a decrease in local demand and high unemployment rates.

Despite the difficult environmental conditions, the Group's sales continue to grow quantitatively in most areas of operation, along with improved operating margins, as a result of continuing efficiency measures and higher output, in spite of the decrease in prices resulting from fierce competition and the difficult environmental conditions .

The consolidated gross margin as a percentage of sales reached 23% in the first quarter of 2003 as compared with 16% in the corresponding quarter last year.

The improved gross margin compared to the corresponding period last year resulted from the Group's ongoing improvement and increased efficiency, including a reduced work force, lower raw material costs and various lower manufacturing expenses. Additional savings resulted from an ongoing increase in the quantity of self-generated electricity (as opposed to the purchase of electricity), following the improved operation of the new turbine at the Hadera plant. Certain cost components (such as wages and other domestic expenses denominated in NIS) decreased in dollar terms as compared with the corresponding quarter last year.

Financial expenses of NIS 3.8 million were recorded in the first quarter of the year, as compared with financial revenues of NIS 4.7 million in the corresponding period last year ($0.8 million in expenses as compared with $1.0 million in revenues, respectively).

The increase in financial expenses as compared with the corresponding quarter last year resulted mainly from the high devaluation of the NIS against the dollar last year compared with a revaluation this year.

The Company's share in the earnings of associated companies totaled NIS 6.1 million in the first quarter of 2003 as compared with NIS 5.4 million in the corresponding period last year and NIS 4.1 million in the last quarter of 2002 ($1.3 million as compared with $1.2 million and $0.9 million, respectively).

The companies whose earnings are reported under this item (according to AIPM's holding therein) include primarily: H-K, NHP, Carmel and TMM.

The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding quarter last year:

- The Company's share in the net profit of NHP increased by NIS 2.6 million ($0.5 million) as a result of the continuing improvement in its profitability, which resulted from efficiency measures and the reorganization of operations and marketing at the division.
- The Company's share in the net profit of H-K decreased by NIS 1.4 million ($0.3 million) and resulted primarily from the decrease in the net earnings of Ovisan-Turkey (an H-K subsidiary), due to the economic situation and the devaluation.

In March 2003, the Company announced the distribution of a dividend for 2002, in the amount of NIS 25.9 million (NIS 6.61($ 1.440) per share). The dividend was paid in April 2003.

Mr. Avi Patir was appointed the Company's General Manager on April 1, 2003. Avi Patir replaced Mr. Yaki Yerushalmi, who continues to serve as the Chairman of the Board of Directors.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                            ADJUSTED NIS IN THOUSANDS
                            EXCEPT PER SHARE AMOUNTS



                          THREE MONTHS ENDED MARCH. 31,
                          -----------------------------

                                  ADJUSTED NIS
                                  ------------

                                           2003                    2002
                                           ----                    ----

  Net sales                               125,978                 116,702

  Net earnings                             14,044                   9,244

  Earnings per share                       3.54                    2.35



Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2003.
The representative exchange rate at March 31, 2003 was N.I.S. 4.687 = $1.00

                                    EXHIBIT 2
                                    ---------


                                                  May 12, 2003

MANAGEMENT DISCUSSION



We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first three months of the year 2003.

I.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
     ------------------------------------------------------------------

     1.   GENERAL.
          -------
          AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

     2.   THE BUSINESS ENVIRONMENT
          ------------------------
          The economic slowdown in the Israeli market is continuing to affect business activity in 2003.

          The global economic situation, the war in Iraq and the security situation in Israel have resulted in a decrease in local demand, and high unemployment rates.

          Despite the difficult environmental conditions, the Group's volume sales continue to expand quantitatively across most areas of operation, along with improved operating margins, as a result of continuing use of efficiency measures and higher output, in spite of a decrease in prices resulting from the fierce competition and the foregoing environmental conditions.

          A devaluation that peaked at 4% was recorded in the course of the first quarter this year (January-March 2003) in the exchange rate of the NIS (New Israeli Shekel) against the U.S. dollar, although this trend was reversed toward the end of the quarter as the NIS was revalued. This trend has been continuing into the second quarter of the year.

          The NIS exchange rate increased by 1.1% against the US dollar in the first quarter of the year, compared with a devaluation of 5.7% in the corresponding period last year (January - March 2002), and a devaluation of 7.3% for all of 2002.

          The inflation rate in the first quarter of the year amounted to 0.8%, as compared with inflation of 2.4% in the corresponding period last year and 6.5% for all of 2002.

II.  RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------
          The information set from below include the results of all of the companies in the AIPM Group (including the associated companies whose results are included in the financial statements as `earnings of associated companies'), without considering the holding percentage and net of intercompany sales.

          The aggregate sales in the first quarter of the year amounted to NIS
          624.8 million as compared with NIS 585.4 million in the corresponding period last year, and NIS 589.2 million in the last quarter of 2002 (October - December 2002) ($133.3 million, as compared with $124.9 million and $125.7 million, respectively).

          The aggregate operating profit totaled NIS 39.8 million in the first quarter of the year, as compared with NIS 32.8 million in the corresponding period last year and NIS 30.0 million in the last quarter of 2002 ($8.5 million, as compared with $7.0 million and $6.4 million, respectively).

          The increase in the aggregate operating profit as compared with the corresponding quarter last year is primarily attributed to the improved profitability of Neusiedler Hadera Paper (NHP) and the packaging paper and recycling division. This increase was partially offset by the decrease in the operating profit of Hogla-Kimberly, as a result of fierce competition, primarily in the diaper sector.

     2.   CONSOLIDATED DATA
          -----------------
          The information set forth below excludes the results of operation of NHP, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

          The consolidated sales totaled NIS 126.0 million in the first quarter of the year, as compared with NIS 116.7 million in the corresponding period last year and NIS 132.1 million in the last quarter of 2002 ($26.9 million, as compared with $24.9 million and $28.2 million, respectively).

          The operating profit totaled NIS 13.9 million in the first quarter of the year, as compared with NIS 4.3 million in the corresponding period last year and NIS 13.4 million in the last quarter of 2002 ($3.0 million, as compared with $0.9 million and $2.9 million).

          Financial expenses of NIS 3.8 million were recorded in the first quarter of the year, as compared with financial revenues of NIS 4.7 million in the corresponding period last year ($0.8 million in expenses, as compared with $1.0 million in revenues, respectively).

          Profit before taxes and before non-recurring income totaled NIS 10.1 million in the first quarter of the year, as compared with NIS 9.0 million in the corresponding period last year and in the last quarter of 2002 ($2.2 million, as compared with $1.9 million, respectively).

     3.   NET PROFIT AND EARNINGS PER SHARE
          ---------------------------------
          The net profit before non-recurring income amounted to NIS 12.9 million in the first quarter of the year, as compared with NIS 9.2 million in the corresponding period last year and NIS 9.9 million in the last quarter of 2002 ($2.8 million, as compared with $2.0 million and $2.1 million, respectively).

          The net profit in the first quarter of the year amounted to NIS 14.0 million ($3 million) and included NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, that previously served the Company's employees.

          The Earnings Per Share amounted to NIS 354 per NIS 1 par value ($0.75 per share) in the first quarter, as compared with NIS 235 per NIS 1 par value ($0.50 per share) in the corresponding quarter last year.

III. ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis below is based on the consolidated data.

     1.   SALES
          -----
          The consolidated sales totaled NIS 126 million in the first quarter of the year, as compared with NIS 116.7 million in the corresponding period last year and NIS 132.1 million in the last quarter of 2002 ($26.9 million, as compared with $24.9 million and $28.2 million, respectively).

          We note that the sales turnover during the corresponding period last year included NIS 2.3 million ($0.5 million) in net sales on account of the Shafir operations, which were discontinued in September 2002.

          The growth in sales resulted primarily from the quantitative increase in the consolidated areas of operation.

     2.   COST OF SALES
          -------------
          The cost of sales amounted to NIS 97.5 million in the first quarter of the year, representing 77% of sales, as compared with NIS 98.0 million, or 84% of sales, in the corresponding quarter last year, and NIS 102.1 million, or 77% of sales, in the last quarter of 2002 ($20.8 million, as compared with $20.9 million and $21.8 million, respectively).

          The gross margin as a percentage of sales reached 23% in the first quarter this year, similarly to the last quarter of 2002 and as compared with 16% in the corresponding quarter last year.

          The improved gross margin in relation to the corresponding period last year, resulted from the Group's ongoing improvement and increased efficiency. The said improvement was expressed by a reduced work force, lower raw material costs and various lower manufacturing expenses. Additional savings resulted from an ongoing increase in the quantity of self-generated electricity (as opposed to the purchase of electricity), following the improved operation of the new turbine at the Company's Hadera plant. Certain cost components (such as wages and other domestic expenses denominated in NIS) decreased in dollar terms, as compared with the corresponding quarter last year.

          The improved gross profit was achieved despite the sharp rise recorded in energy prices including an increase of 68% in average diesel oil prices, as compared with the corresponding period last year, primarily due to the war in Iraq. We note that diesel oil prices have decreased considerably since the beginning of the second quarter of this year (April-June).

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------
          The selling, general and administrative expenses (including wages) amounted to NIS 14.6 million - or 11.6% of sales - in the first quarter of the year, as compared with NIS 14.4 million, or 12.3% of sales, in the corresponding quarter last year, and NIS 16.6 million, or 12.6% of sales, in the last quarter of 2002 ($3.1 million as compared with $3.1 million and $3.5 million, respectively).

     4.   OPERATING PROFIT
          ----------------
          The operating profit totaled NIS 13.9 million - or 11.1% of sales - in the first quarter of the year, as compared with NIS 4.3 million - or 3.7% of sales - in the corresponding period last year and NIS 13.4 million - 10.1% of sales - in the last quarter of 2002 ($3.0 million, as compared with $0.9 million and $2.9 million, respectively).

     5.   FINANCIAL EXPENSES (REVENUES)
          -----------------------------
          Financial expenses of NIS 3.8 million were recorded in the first quarter of the year, as compared with financial revenues of NIS 4.7 million in the corresponding period last year ($0.8 million in expenses, as compared with $1.0 million in revenues).

          The CPI-linked liability on account of the notes grew in dollar terms in the first quarter this year, as a result of the real-term revaluation, resulting in real-term financial expenses. A real-term devaluation was recorded in the corresponding period last year that led to the erosion of liability in dollar terms and to the recording of financial revenues thereupon.

          The average balance of short-term credit was similar in the first quarter this year to the average balance during the corresponding period last year.

          However, due to the sharp increase in the interest rate this year, as compared with the corresponding period last year (prime interest rate of 10.4%, as compared with 5.5%), coupled with the revaluation this year (as compared with the devaluation last year), which resulted in an increase in the short-term credit balances in dollar terms (mostly denominated in NIS), financial expenses were recorded in the first quarter of this year, as compared with net financial revenues in the first quarter of last year.

     6.   PROFIT BEFORE TAXES
          -------------------
          Profit before taxes and before non-recurring income totaled NIS 10.1 million in the first quarter of the year, as compared with NIS 9.0 million in the corresponding period last year and in the last quarter of 2002 ($2.2 million, as compared with $1.9 million).

     7.   TAXES ON INCOME
          ---------------
          Taxes on income from current operations (excluding capital gains tax) amounted to NIS 3.3 million in the first quarter of the year, as compared with NIS 5.2 million in the corresponding period last year ($0.7 million, as compared with $1.1 million).

          The tax expenses were higher during the first quarter of last year due to the high real-term devaluation that was recorded at the time. This devaluation served to decrease the protection on shareholders' equity (measured for tax purposes according to the changes in the Consumer Price Index). A real-term revaluation was recorded during the reported period this year.

     8.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ---------------------------------------------------
          The Company's share in earnings of associated companies totaled NIS
          6.1 million in the first quarter of the year, as compared with NIS 5.4 million in the corresponding period last year and NIS 4.1 million in the last quarter of 2002 ($1.3 million, as compared with $1.2 million and $0.9 million, respectively).

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Hogla-Kimberly, NHP, Carmel and TMM.

          The following principal changes were recorded in the Company's share in the earnings of associated companies, compared to the corresponding quarter last year:

          - The Company's share in the net profit of NHP grew by NIS 2.6 million ($0.5 million) as a result of the continuing improvement in NHP's profitability, which resulted primarily from efficiency measures and the reorganization of operations and marketing at this company.
          - The Company's share in the net profit of Hogla-Kimberly fell by NIS 1.4 million ($0.3 million), resulting primarily from the decrease in the net earning of Ovisan-Turkey (a Hogla-Kimberly subsidiary), due to the economic situation and the devaluation.

     9.   NET PROFIT
          ----------
          The net profit before non recurring income amounted to NIS 12.9 million in the first quarter of the year, as compared with NIS 9.2 million in the corresponding period last year and NIS 9.9 million in the last quarter of 2002 ($2.8 million, as compared with $2.0 million and $2.1 million, respectively).

          The net profit in the first quarter of the year amounted to NIS 14.0 million ($3 million) and included NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments in Hadera that were owned by the Company and that previously served the Company's employees.

          The return on shareholders' equity in annual terms (before non-recurring income), amounted to 7.4% during the first quarter of the year (8.1% including non-recurring income), as compared with 5.4% in the corresponding period last year.

IV.  LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   CASH FLOWS
          ----------
          The cash flows from operating activities in the first quarter of the year, before dividends received from an associated company, amounted to NIS 6.0 million, as compared with cash flows of NIS 11.0 million in the corresponding period last year ($1.3 million, as compared with $2.3 million). The difference in the cash flows from operating activities resulted from the change in the operating working capital, that was partially offset on account of the growth in the net profit.

     2.   ACCOUNTS RECEIVABLE
          -------------------
          Accounts receivable on March 31,2003 amounted to NIS 144.6 million, as compared with NIS 125.6 million on March 31, 2002, and NIS 141.0 million on December 31,2002 ($30.8 million, as compared with $26.8 million and $30.1 million, respectively).

          The growth in the accounts receivable balance, as compared with the corresponding period, resulted primarily from the growth in the volume of operations.

     3.   INVENTORIES
          -----------
          The inventories on March 31, 2003 amounted to NIS 94.9 million, as compared with NIS 115.6 million March 31, 2002, and NIS 96.9 million on December 31,2002 ($20.3 million, as compared with $24.7 million and $20.7 million, respectively).

     4.   INVESTMENTS IN FIXED ASSETS
          ---------------------------
          The investments in fixed assets amounted to NIS 4.8 million in the first quarter of the year, as compared with NIS 6.2 million in the corresponding period last year ($1.0 million, as compared with $1.3 million), and included primarily investments in equipment renewal and improvements.

V.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     Following is an update' as of March 31, 2003, to the Management Discussion dated December 31, 2002, which outlined the essence of the exposure and management of market risks as set forth by the Board of Directors:

     The maximum exposure determined by the Board of Directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS on account of which no hedging is made (through the acquisition of NIS/$ options), remained NIS 56.2 million ($12 million). This sum also includes NHP and Hogla-Kimberly. Due to the fact that as of March, 31, 2003, the Group possessed a surplus of NIS liabilities (as opposed to the aforesaid surplus assets), no hedging was necessary.

     CREDIT RISKS
     ------------
     The Company possesses CPI-linked long-term loans (notes and loans) in the total sum of NIS 48.4 million ($10.3 million), with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate increases and is considerably higher than the rate of devaluation of the NIS against the U.S. dollar, this could lead to a loss being recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities.

     As of March 31, 2003, the Company was not involved in any forward transactions or derivatives.

     REPORT OF LINKAGE BASES
     -----------------------

     The following are the balance sheet items, according to linkage bases, on December 31,2002 and March 31, 2003:


                                                                       IN FOREIGN
                                                                      CURRENCY, OR
                                                                     LINKED THERETO    NON-MONETARY
IN NIS MILLIONS                              UNLINKED    CPI-LINKED   (PRIMARILY $)       ITEMS       TOTAL
------------------------------------------- ----------- ------------ ----------------- ------------ ----------
ASSETS

CASH AND CASH EQUIVALENTS                         0.9                                         2.1         3.0
OTHER ACCOUNTS RECEIVABLE                       238.2                            48.2        15.7       302.1
INVENTORIES                                                                                  94.9        94.9
INVESTMENTS IN ASSOCIATED COMPANIES               5.0           9.6              37.5       329.4       381.5
FIXED ASSETS, NET                                                                           345.8       345.8
DEFERRED EXPENSES, NET OF ACCRUED
AMORTIZATION                                                                                  0.6         0.6
TOTAL ASSETS                                    244.1           9.6              85.7       788.5     1,127.9
------------------------------------------- ----------- ------------ ----------------- ------------ ----------


                                       10

                                                                       IN FOREIGN
                                                                      CURRENCY, OR
                                                                     LINKED THERETO    NON-MONETARY
IN NIS MILLIONS                              UNLINKED    CPI-LINKED   (PRIMARILY $)       ITEMS       TOTAL
------------------------------------------- ----------- ------------ ----------------- ------------ ----------
LIABILITIES
CREDIT FROM BANKS                                57.4                            20.9                    78.3
ACCOUNTS PAYABLE                                208.7                             8.5                   217.2
DEFERRED TAXES ON INCOME                                                                     63.2        63.2
LOANS FROM BANKS                                                1.1                                       1.1
DEBENTURES                                                     47.3                                      47.3
OTHER LIABILITIES                                32.8                             2.4                    35.2
SHAREHOLDERS EQUITY                                                                         685.6       685.6
TOTAL LIABILITIES AND EQUITY                    298.9          48.4              31.8       748.8     1,127.9
------------------------------------------- ----------- ------------ ----------------- ------------ ----------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS
AT MARCH 31, 2003                               (54.8)        (38.8)             53.9        39.7         -

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS
AT DECEMBER 31, 2002                            (74.0)        (38.4)             70.0        42.4         -
------------------------------------------- ----------- ------------ ----------------- ------------ ----------

     ASSOCIATED COMPANIES
     --------------------
     Hogla-Kimberly, an associated company, possesses a subsidiary operating in Turkey. The impact of the exposure of this company to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira in relation to the U.S. dollar - might be expressed in the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

VI.  FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII. GENERAL
     -------

     - In March 2003, the Company announced the distribution of a dividend for 2002, in the amount of NIS 25.9 million (NIS 6.61 per share). The dividend was paid in April 2003.

     - Mr. Avi Patir was appointed the Company's General Manager on April 1, 2003. Avi Patir replaced Yaki Yerushalmi, who continues to serve as the Chairman of the Company's Board of Directors.

             /S/ YAKI YERUSHALMI                            /S/ AVI PATIR
             -------------------                            -------------
                YAKI YERUSHALMI                               AVI PATIR
                Chairman of the                            General Manager
              Board of Directors

                                    EXHIBIT 3
                                    ---------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                     SUMMARY OF CONSOLIDATED BALANCE SHEETS
                            ADJUSTED NIS IN THOUSANDS

                                                                 MARCH 31,2003         MARCH 31,2002        DEC. 31,2002
                                                                  (UNAUDITED)           (UNAUDITED)           (AUDITED)
                                                             ----------------------------------------------------------------
CURRENT ASSETS :
Cash and cash equivalents                                               2,993                 7,463                 5,843
Receivables :
    Trade                                                             144,618               125,557               141,002
    Other                                                             157,506               141,709               141,167
Inventories                                                            94,938               115,637                96,860
                                                             ------------------------------------------------------------------
Total current assets                                                  400,055               390,366               384,872
Investments in associated companies                                   381,489               383,994               391,910
FIXED ASSETS
Cost                                                                  999,862               976,750               996,015
Less - accumulated depreciation                                       654,075               644,820               647,260
                                                             ------------------------------------------------------------------
                                                                      345,787               331,930               348,755
Deferred charges - net of accumulated amortization                        565                   655                   588
                                                             ------------------------------------------------------------------
                                                                    1,127,896             1,106,945             1,126,125
                                                             ------------------------------------------------------------------
CURRENT LIABILITIES:
Credit from banks                                                      79,047                95,512               112,076
Current maturities of long-term notes                                   6,741                 6,437                 6,651
Payables and accured liabilities :
    Trade                                                             111,030                88,788               106,237
    Other                                                              80,231                88,716                66,862
    Proposed dividend                                                  25,907                22,718
                                                             ------------------------------------------------------------------
Total current liabilities                                             302,956               302,171               291,826
LONG-TERM LIABILITIES
Deferred income taxes                                                  63,204                58,953                62,365
Loans from banks and other liabilities (net of current
   maturities):
    Loans from banks                                                      387                 1,091                   380
    Notes                                                              40,545                45,152                39,994
    Other liabilities                                                  35,170                35,303                34,824
                                                             ------------------------------------------------------------------
Total long term liabilities                                           139,306               140,499               137,563
Total liabilities                                                     442,262               442,670               429,389
SHAREHOLDERS' EQUITY :
Share capital                                                         134,066               134,066               134,066
Capital surplus                                                        96,394                96,394                96,394
Currency adjustments in respect of financial statements
   of associated companies                                             (2,965)               (4,748)               (3,726)
Retained earnings                                                     458,139               438,563               470,002
                                                             ------------------------------------------------------------------
                                                                      685,634               664,275               696,736
                                                             ------------------------------------------------------------------
                                                                    1,127,896             1,106,945             1,126,125
                                                             ------------------------------------------------------------------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2003.
The representative exchange rate at March 31, 2003 was N.I.S. 4.687 = $1.00

The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------
                  SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
                  --------------------------------------------
                            ADJUSTED NIS IN THOUSANDS
                            -------------------------

                                                                          THREE-MONTH PERIOD                 YEAR ENDED
                                                                            ENDED MARCH 31                     DEC. 31
                                                                      2003              2002                    2002
                                                                   ------------   ------------------          -----------
                                                                               (UNAUDITED)                    (AUDITED)

Net sales                                                             125,978              116,702             487,832
Cost of sales                                                          97,484               98,020             389,358
                                                                   ------------   ------------------          -----------
Gross profit                                                           28,494               18,682              98,474
Selling and marketing, administrative and general expenses
         Selling and marketing                                          8,056                7,567              31,219
         Administrative and general                                     6,506                6,843              28,238
                                                                   ------------   ------------------          -----------
                                                                       14,562               14,410              59,457

                                                                   ------------   ------------------          -----------
Income from ordinary operations                                        13,932                4,272              39,017

Financial income (expenses) - net                                      (3,829)     *         4,730              (3,197)

Gain (loss) on termination of activities and disposal of assets         1,719                                   (3,149)

                                                                   ------------   ------------------          -----------
Income before taxes on income                                          11,822                9,002              32,671

Taxes on income                                                         3,871      *         5,157              10,480

Income from operations of the company                              ------------   ------------------          -----------
         and the consolidated subsidiaries                              7,951                3,845              22,191

Share in profits of associated companies - net                          6,093                5,399              17,904

                                                                   ------------   ------------------          -----------
Net income for the period                                              14,044                9,244              40,095
                                                                   ------------   ------------------          -----------

NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN ADJUSTED N.I.S)              354                  235               1,013
------------------------------------------------------------       ------------   ------------------          -----------

* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2003.
The representative exchange rate at March 31, 2003 was N.I.S. 4.687 = $1.00

The accompanying notes are an integral part of the financial statements.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

            SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            --------------------------------------------------------
                            ADJUSTED NIS IN THOUSANDS
                            -------------------------

                                                                                   ADJUSTMENTS DUE TO
                                                                                     THE TRANSLATION
                                                            SHARE       CAPITAL       OF ASSOCIATED      RETAINED
                                                           CAPITAL      SURPLUS         COMPANIES        EARNINGS     TOTAL
                                                         ---------------------------------------------------------------------

BALANCE AT JANUARY 1, 2003 (AUDITED)                       134,066       96,394           (3,726)         470,002      696,736
------------------------------------
CHANGES DURING THE THREE MONTH PERIOD
-------------------------------------
         ENDED MARCH 31, 2003 (UNAUDITED)
         --------------------------------
NET INCOME                                                                                                 14,044       14,044
PROPOSED DIVIDEND                                                                                         (25,907)     (25,907)
ADJUSTMENTS DUE TO THE TRANSLATION RESPECT OF FINANCIAL
    STATEMENTS OF ASSOCIATED COMPANIES                                                       761                           761
BALANCE AT MARCH 31, 2003 (UNAUDITED)                    ----------   -----------  ----------------    ----------   ----------
-------------------------------------                      134,066       96,394           (2,965)         458,139      685,634
                                                         ----------   -----------  ----------------    ----------   ----------
Balance at January 1, 2002 (audited)                       134,066       96,394           (3,398)         452,037      679,099
------------------------------------
Changes during the three month period
-------------------------------------
         ended March 31, 2002 (unaudited)
         --------------------------------
Net income                                                                                                  9,244        9,244
Proposed dividend                                                                                         (22,718)     (22,718)
Adjustments due to the translation respect of financial
    statements of associated companies                                                    (1,350)                       (1,350)
Balance at March 31, 2002 (unaudited)                    -----------  -----------  ----------------    ----------   ----------
-------------------------------------                      134,066       96,394           (4,748)         438,563      664,275
                                                         ----------   -----------  ----------------    ----------   ----------
Balance at January 1, 2002 (audited)                       134,066       96,394           (3,398)         452,037      679,099
------------------------------------
Changes during the year ended
-----------------------------
          December 31, 2002 (audited)
          ---------------------------
Net income                                                                                                 40,095       40,095
Dividend paid                                                                                             (22,130)     (22,130)
Adjustments due to the translation of financial
    statements of associated companies                                                      (328)                         (328)
                                                         ------------ ------------ -----------------   -----------  -----------
Balance at December 31, 2002 (audited)                     134,066       96,394           (3,726)         470,002      696,736
--------------------------------------                   ------------ ------------ -----------------   -----------  -----------

* Less than 1,000 NIS.
Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2003.
The representative exchange rate at March 31, 2003 was N.I.S. 4.687 = $1.00

The accompanying notes are an integral part of the financial statements.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

                SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
                ------------------------------------------------
                            ADJUSTED NIS IN THOUSANDS
                            -------------------------

                                                                      THREE MONTH        THREE MONTH
                                                                     PERIOD ENDED       PERIOD ENDED       YEAR ENDED
                                                                    MARCH 31, 2003     MARCH 31, 2002    DEC. 31, 2002
                                                                      (UNAUDITED)        (UNAUDITED)       (AUDITED)
                                                                   ----------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES :
--------------------------------------
Net income for the period                                                14,044            9,244                40,095
Adjustments to reconcile net income to net cash provided by
      operating activities (a):                                           9,516           25,153                42,511
Net cash provided by operating activities                          ---------------   ---------------         ----------
                                                                         23,560           34,397                82,606
                                                                   ---------------   ---------------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES :
--------------------------------------
Purchase of fixed assets                                                 (4,790)          (6,224)              (50,100)
Associated companys:
       Investment in associated company and loans granted                                     (9)               (3,534)
       Repayment of long-term loans                                       9,374
Proceeds from sale of fixed assets                                        2,044              136                10,413
Net cash provided by (used in) investing activities                ---------------   ---------------         ----------
                                                                          6,628           (6,097)              (43,221)
                                                                   ---------------   ---------------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES :
--------------------------------------
Repayment of long-term loans from banks                                                     (187)               (1,111)
Redemption of Notes                                                                                             (6,379)
Dividend paid                                                                                                  (22,130)
Short-term bank credit - net                                            (33,038)         (24,455)               (7,727)
                                                                   ---------------   ---------------         ----------
Net cash used in financing activities                                   (33,038)         (24,642)              (37,347)
                                                                   ---------------   ---------------         ----------
Increase (decrease) in cash and cash equivalents                         (2,850)           3,658                 2,038
                                                                   ---------------   ---------------         ----------
Balance of cash and cash equivalents at beginning of period               5,843            3,805                 3,805
                                                                   ---------------   ---------------         ----------
Balance of cash and cash equivalents at end of period                     2,993            7,463                 5,843
                                                                   ---------------   ---------------         ----------
(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
---------------------------------------------------------------
             OPERATING ACTIVITIES:
             ---------------------
INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Share in profits of associated companies - net                           (6,093)          (5,399)              (17,904)
Dividend received from those companies                                   17,539           23,388                23,388
Depreciation and amortization                                             7,495            7,170                28,695
Deferred income taxes - net                                                 554            3,402                 3,964
Capital losses (gains):
       On sale of fixed assets                                              (39)              61                  (146)
       On termination of activities and disposal of assets - net         (1,120)                                 1,440
Linkage differences on (erosion of) principal of long-term loans from
        banks and others - net                                               16              (68)                  (18)
Linkage differences on (erosion of) Notes                                   641           (1,997)                 (561)
Erosion of (linkage differences on) loans to associated companies          (264)             405                   163
Linkage differences on (erosion of) long term capital note to               346           (1,877)               (2,357)
associated company
Changes in operating assets and liabilities:
Increase in receivables                                                 (29,643)          (9,811)              (12,491)
Decrease in inventories                                                   1,922           10,747                23,612
Increase (decrease) in payables and accrued liabilities                  18,162             (868)               (5,274)
                                                                   ---------------   ---------------         ----------
                                                                          9,516           25,153                42,511
                                                                   ---------------   ---------------         ----------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2003.
The representative exchange rate at March 31, 2003 was N.I.S. 4.678 = $1.00

The accompanying notes are an integral part of the financial statements.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2003

                                   (Unaudited)

Note 1 - General

a. The interim financial statements as of March 31, 2003 and for the three month period then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the change in accounting treatment, as described in note 2. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

         Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. The financial statements have been drawn up in March 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                              Exchange rate of
                                                                 the Dollar              CPI
                                                              ----------------     --------------
                                                                     %                    %
                                                              ----------------     --------------
Increase (decrease) in the three months ended March 31:
         2003                                                      (1.1)                 0.8
         2002                                                       5.7                  2.4
Increase in the year ended December 31, 2002                        7.3                  6.5


                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------
                                AT MARCH 31, 2003
                                -----------------
                                   (Unaudited)


NOTE 2 - CHANGES IN ACCOUNTING POLICIES

Adoption of Accounting Standard No. 15 - "Impairment of Assets"

Commencing in the financial statements for the 3 month period ended March 31, 2003, the Company adopted Accounting Standard No. 15 of the IASB, "Impairment of Assets", which became effective in February 2003. This standard requires a periodic assessment to evaluate the need for a provision for the impairment of the Company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

Accordingly, the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

The review of an asset for impairment, is performed in relation to the recoverable value of the cash-generating unit to which the asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

Until December 31, 2002, the Company applied U.S. FAS 121. The adoption of the abovementioned Accounting Standard had no effect on the Company's consolidated financial statements.

NOTE 3 - SEGMENT INFORMATION

Data on segment activity:

                                                                    Marketing of Office
                                          Paper and Recycling             Supplies                    Total
                                        ----------------------     ----------------------    -----------------------
                                        Jan-March    Jan-March     Jan-March    Jan-March    Jan-March     Jan-March
                                          2003          2002         2003         2002          2003         2002
                                        ---------    ---------     ---------    ---------    ---------     ---------

Sales - net (1)                           87,676       81,292        38,302      35,410       125,978       116,702

Income (loss) from operations             13,637        4,825           295        (553)       13,932         4,272

(1) Represents sales to external customers

                                    EXHIBIT 4
                                    ---------








                          NEUSIEDLER HADERA PAPER LTD.


                                 INTERIM REPORT

                                   (Unaudited)


                                AT MARCH 31, 2003

                          NEUSIEDLER HADERA PAPER LTD.


                                 INTERIM REPORT

                                   (Unaudited)


                                AT MARCH 31, 2003


                                TABLE OF CONTENTS
                                                                         Page
AUDITORS' REVIEW REPORT                                                    2
CONDENSED INTERIM  FINANCIAL STATEMENTS -
     IN ADJUSTED NEW ISRAELI SHEKELS (NIS) :
    Balance sheets                                                         3
    Statements  of operations                                              4
    Statements of changes in shareholder's equity                          5
    Statements of cash flows                                               6
    Notes to condensed financial statements                               7-8

                          NEUSIEDLER HADERA PAPER LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                AT MARCH 31, 2003

                                                                                 ADJUSTED NEW ISRAELI SHEKELS*
                                                                  --------------------------------------------------------------
                                                                               MARCH 31                         DECEMBER 31,
                                                                  -------------------------------------      -------------------
                                                                      2003                   2002                   2002
                                                                  --------------        ---------------      -------------------
                                                                   (UNAUDITED)                                   (AUDITED)
                                                                  --------------        ---------------      -------------------
A S S E T S                                                                              IN THOUSANDS
CURRENT ASSETS:                                                   --------------------------------------------------------------
    Cash and cash equivalents                                           79,384                  8,357                52,541
    Accounts receivable:
       Trade                                                           148,967                176,695               165,896
       Other                                                            19,717                  7,905                13,696
    Inventories                                                         82,102                111,780               85,303
                                                                  --------------        ---------------      -------------------
           T o t a l current assets                                    330,170                304,737               317,436
                                                                  --------------        ---------------      -------------------

FIXED ASSETS:
    Cost                                                               135,426                125,555               133,594
    L e s s - accumulated depreciation                                  21,120                 14,047                19,259
                                                                  --------------        ---------------      -------------------
                                                                       114,306                111,508               114,335
                                                                  --------------        ---------------      -------------------

GOODWILL, net of accumulated amorization                                 5,235                  5,906                 5,404
                                                                  --------------        ---------------      -------------------
           T o t a l assets                                            449,711                422,151               437,175
                                                                  ==============        ===============      ===================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term bank credit                                               15,725                 14,305                15,702
   Current maturities of long-term Capital notes                                                                     18,748
   Accounts payable and accruals:
       Trade - open accounts                                            90,726                 84,807                82,042
       American Israeli Paper Mills Limited and its
         subsidiaries - net                                             74,172                 75,437                58,531
       Other                                                            18,068                 12,627                21,335
                                                                  --------------        ---------------      -------------------
           T o t a l current liabilities                               198,691                187,176               196,358
                                                                  --------------        ---------------      -------------------
LONG-TERM LIABILITIES:
 Banks loans                                                            70,703                 85,275                76,890
 Capital notes from shareholders (net of Current
           maturities)                                                  74,992                 93,740                74,992
    Deferred income taxes - net                                         29,664                  2,902                20,932
    Liability for employee rights upon retirement                          145                    108                   141
                                                                  --------------        ---------------      -------------------
           T o t a l long- term liabilities                            175,504                182,025               172,955
                                                                  --------------        ---------------      -------------------
           T o t a l liabilities                                       374,195                369,201               369,313
                                                                  --------------        ---------------      -------------------
SHAREHOLDERS' EQUITY:
    Share capital                                                            1                      1                     1
    Capital surplus                                                     46,400                 46,400                46,400
    Retained earnings                                                   29,115                  6,549                21,461
                                                                  --------------        ---------------      -------------------
                                                                        75,516                 52,950                67,862
                                                                  --------------        ---------------      -------------------
T o t a l liabilities and shareholders' equity                         449,711                422,151               437,175
                                                                  ==============        ===============      ===================

                                                                  /s/ Eliaz Amar        /s/ Avner Solel      /s/ Yaki Yerushalmi
                                                                  --------------        ---------------      -------------------
                                                                    Eliaz Amar            Avner Solel          Yaki Yerushalmi
                                                                      Chief                                 Vice Chairman of the
                                                                Financial Officer       General Manager      Board of Directors

  Date of approval of the financial statements: May 12, 2003

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED
                             FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003

                                                                            ADJUSTED NEW ISRAELI SHEKELS**
                                                                  ---------------------------------------------------
                                                                           THREE MONTHS                   YEAR ENDED
                                                                          ENDED MARCH 31                 DECEMBER 31,
                                                                  --------------------------------       -------------
                                                                      2003                2002               2002
                                                                  ------------        ------------       ------------
                                                                           (UNAUDITED)                    (AUDITED)
                                                                  --------------------------------       -------------
                                                                         IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                  ---------------------------------------------------

SALES - net                                                            186,492             153,279            616,091
COST OF SALES                                                          159,809            *132,426           *524,448
                                                                  ------------        ------------       ------------
GROSS PROFIT                                                            26,683              20,853             91,643
                                                                  ------------        ------------       ------------
SELLING, MARKETING, ADMINISTRATIVE
      AND GENERAL EXPENSES:
      Selling and marketing                                             11,408             *10,644            *45,445
      administrative and general                                         2,742               2,403             11,047
                                                                  ------------        ------------       ------------
                                                                        14,150              13,047             56,492
                                                                  ------------        ------------       ------------
INCOME FROM ORDINARY OPERATIONS                                         12,533               7,806             35,151
FINANCIAL EXPENSES - net                                                 1,073               2,912              5,600
                                                                  ------------        ------------       ------------
INCOME  BEFORE TAXES ON INCOME                                          11,460               4,894             29,551
TAXES ON INCOME                                                          3,806               2,601             12,346
                                                                  ------------        ------------       ------------
NET INCOME  FOR THE PERIOD                                               7,654               2,293             17,205
                                                                  ============        ============       ============


NET INCOME PER NIS 1 OF PAR VALUE
     OF SHARES                                                           7,654               2,293             17,205
                                                                  ============        ============       ============


              *  Reclassified.
              ** Adjusted for the changes in the general purchasing power of the
                 Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2003. The representative exchange rate at March 31, 2003 was $1 = NIS 4.687.

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED
                             FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003

                                                                                 ADJUSTED NEW ISRAELI SHEKELS*
                                                                  ---------------------------------------------------------
                                                                        SHARE         CAPITAL       RETAINED
                                                                       CAPITAL        SURPLUS       EARNINGS        TOTAL
                                                                  ------------    -----------    ----------      ----------
                                                                                           IN THOUSANDS
                                                                  ---------------------------------------------------------
BALANCE AT JANUARY 1, 2003 (audited)                                      1          46,400        21,461           67,862
CHANGES DURING THE THREE MONTHS
    ENDED MARCH 31, 2003 (unaudited) -
      net income                                                                                    7,654            7,654
                                                                  ------------    -----------    ----------      ----------
BALANCE AT MARCH 31, 2003 (unaudited)                                     1          46,400        29,115           75,516
                                                                  ============    ===========    ==========      ==========

BALANCE AT JANUARY 1, 2002 (audited)                                      1          46,400         4,256           50,657

CHANGES DURING THE THREE MONTHS
    ENDED MARCH 31, 2002 (unaudited) -
      net income                                                                                    2,293            2,293
                                                                  ------------    -----------    ----------      ----------
BALANCE AT MARCH 31, 2002 (unaudited)                                     1          46,400         6,549           52,950
                                                                  ============    ===========    ==========      ==========
BALANCE AT JANUARY 1, 2002 (audited)                                      1          46,400         4,256           50,657
CHANGES DURING  2002 (audited) -
      net income                                                                                   17,205           17,205
                                                                  ------------    -----------    ----------      ----------
BALANCE AT DECEMBER 31, 2002 (audited)                                    1          46,400        21,461           67,862
                                                                  ============    ===========    ==========      ==========




               * Adjusted for the changes in the general purchasing power of the
                 Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2003. The representative exchange rate at March 31, 2003 was $1 = NIS 4.687

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED
                             FINANCIAL STATEMENTS.

                                    EXHIBIT 5
                                    ---------

                          NEUSIEDLER HADERA PAPER LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003

                                                                                  ADJUSTED NEW ISRAELI SHEKELS*
                                                                        -------------------------------------------------
                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31                     YEAR
                                                                        ---------------------------           ENDED
                                                                           2003            2002         DECEMBER 31, 2002
                                                                        -----------     ------------    -----------------
                                                                               (UNAUDITED)                  (AUDITED)
                                                                                           IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES :
       Net income for the period                                             7,654            2,293          17,205
       Adjustments to reconcile net income to net cash
             provided by (used in) operating activities (a)                 46,624          (12,057)         33,889
                                                                        -----------     ------------    ------------
       Net cash provided by (used in) operating activities                  54,278           (9,764)         51,094
                                                                        -----------     ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES :
       Purchase of fixed assets                                             (2,417)          (7,766)        (17,452)
       Proceeds from sale of fixed assets                                      253               19             856
                                                                        -----------     ------------    ------------
       Net cash used in investing activities                                (2,164)          (7,747)        (16,596)
                                                                        -----------     ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES :
       Short-term credit from banks - net                                      (19)          (4,391)        (4,439)
       Discharge of long-term bank loans                                    (6,504)                         (7,777)
       Discharge of long-term Capital notes from shareholders               (18,748)
                                                                        -----------     ------------    ------------
       Net cash used in financing activites                                 (25,271)         (4,391)       (12,216)
                                                                        -----------     ------------    ------------

INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS                             26,843         (21,902)        22,282
BALANCE OF CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD                                                     52,541          30,259         30,259
                                                                        -----------     ------------    ------------

BALANCE OF CASH AND CASH EQUIVALENTS AT
     END OF PERIOD                                                           79,384           8,357         52,541
                                                                        ===========     ============    ============

(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
         (USED IN) OPERATING ACTIVITIES:
       Income and expenses not involving cash flows:
             Depreciation and amortization                                    2,273           2,081          8,645
             Deferred income taxes - net                                      3,806           2,647         12,291
             Liability for employee rights upon retirement                        4             (28)             5
             Capital losses on sale of fixed assets                              89             130             90
             Erosion of (linkage differences on)  long-term bank loans          359            (980)          (143)
                                                                        -----------     ------------    ------------
                                                                              6,531           3,850         20,888
                                                                        -----------     ------------    ------------
       Changes in operating assets and liabilities:
               Decrease (increase) in receivable :
                      Trade                                                  16,929         (11,543)          (744)
                      Other                                                  (1,095)          7,069          9,662
               Decrease (increase) in inventories                             3,201         (12,552)        13,925
               Increase (decrease) in accounts payable and accruals :
                      Trade                                                   8,684           9,233          6,468
                      American Israeli Paper Mills Limited and its
                         subsidiaries - net                                  15,641          (3,216)       (20,121)
                      Other                                                  (3,267)         (4,898)         3,811
                                                                        -----------     ------------    ------------
                                                                             40,093         (15,907)        13,001
                                                                        -----------     ------------    ------------
                                                                             46,624         (12,057)        33,889
                                                                        ===========     ============    ============
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2003.
The representative exchange rate at March 31, 2003 was $1 = NIS 4.687.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED FINANCIAL
                                  STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT MARCH 31, 2003

                                   (Unaudited)

NOTE 1 - GENERAL

a. The interim financial statements as of March 31, 2003 and for the three month period then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the change in accounting treatment, as described in note 2. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

         Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. The financial statements have been drawn up in March 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

         Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                                   EXCHANGE RATE
                                                                   OF THE DOLLAR             CPI
                                                                  ------------------    ---------------
                                                                         %                    %
Increase (decrease) in the three months ended March 31:
                  2003                                                 (1.1)                 0.8
                  2002                                                  5.7                  2.4
Increase in the year ended December 31, 2002                            7.3                  6.5

The dollar exchange rate as of March 31, 2003 is: $1=NIS 4.687

                          NEUSIEDLER HADERA PAPER LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AT MARCH 31, 2003

                                   (Unaudited)

NOTE 2 - CHANGES IN ACCOUNTING POLICIES

Adoption of Accounting Standard No. 15 - "Impairment of Assets"

Commencing in the financial statements for the 3 month period ended March 31, 2003, the Company adopted Accounting Standard No. 15 of the IASB, "Impairment of Assets", which became effective in February 2003. This standard requires a periodic assessment to evaluate the need for a provision for the impairment of the Company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.
Accordingly, the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

The review of an asset for impairment, is performed in relation to the recoverable value of the cash-generating unit to which the asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

Until December 31, 2002, the Company applied U.S. FAS 121. The adoption of the abovementioned Accounting Standard had no effect on the Company's consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003




                                TABLE OF CONTENTS
                                -----------------



                                                                       PAGE
                                                                       ----


             ACCOUNTANTS' REVIEW REPORT                                  1
             CONDENSED FINANCIAL STATEMENTS:
                 Balance Sheets                                          2
                 Statements of Operations                                3
                 Statements of Changes in Shareholders' Equity           4
                 Statements of Cash Flows                               5-6
                 Notes to the Financial Statements                      7-8

                                                             DELOITTE & TOUCHE
                                                             BRIGHTMAN ALMAGOR

The Board of Directors of
Hogla-Kimberly Ltd.

        Re: Review of Unaudited Condensed Interim Consolidated Financial
              Statements for the three months ended March 31, 2003
Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and its subsidiaries, as follows:

- Balance sheet as of March 31, 2003.


- Statement of operations for the three months ended March 31, 2003.


- Statement of changes in shareholders' equity for the three months ended March 31, 2003.

- Statement of cash flows for the three months ended March 31, 2003.


The financial statements for the three-month period ended March 31, 2002 were reviewed by other accountants, who issued an unqualified review report on these financial statements, dated May 1, 2002.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is substantially less in scope than an examination in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In performing our review, nothing came to our attention which indicates that material modifications should be made to the aforementioned interim financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu

Tel Aviv, May 6, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                      MARCH 31,                      DECEMBER 31,
                                                       ---------------------------------------     ----------------
                                                           2 0 0 3                 2 0 0 2              2 0 0 2
                                                       --------------           --------------     ----------------
                                                                  NIS IN THOUSANDS                 NIS IN THOUSANDS
                                                       ---------------------------------------     ----------------
CURRENT ASSETS                                                       (UNAUDITED)
                                                       ---------------------------------------
    Cash and cash equivalents                                 12,759                  49,168               22,830
    Current maturities of long-term deposits                   9,842                  27,653                9,842
    Trade receivables                                        195,375                  188,346             195,409
    Other receivables                                          8,489                   15,991              11,318
    Inventories                                              104,744                   73,200              92,506
                                                       --------------           --------------     ----------------
                                                             331,209                  354,358             331,905
                                                       --------------           --------------     ----------------
         LONG-TERM INVESTMENTS
    Long-term deposits                                        83,429                   74,992              83,429
    Capital note of shareholder                               32,770                   32,903              32,424
                                                       --------------           --------------     ----------------
                                                             116,199                  107,895             115,853
                                                       --------------           --------------     ----------------
         FIXED ASSETS
    Cost                                                     496,424                  427,921             496,790
    Less - accumulated depreciation                          211,700                  201,198             207,033
                                                       --------------           --------------     ----------------
                                                             284,724                  226,723             289,757
                                                       --------------           --------------     ----------------

         OTHER ASSETS - GOODWILL                              33,339                   36,301              34,080
                                                       --------------           --------------     ----------------
                                                             765,471                  725,277             771,595
                                                       ==============           ==============     =================

         CURRENT LIABILITIES
    Short-term bank credit                                    17,810                    3,012                   -
    Current maturities of long-term bank loans                26,716                   27,653              26,716
    Trade payables                                           133,846                  112,401             136,603
    Other payables and accrued expenses                       35,455                   40,785              34,791
                                                       --------------           --------------     ----------------
                                                             213,827                  183,851             198,110
                                                       --------------           --------------     ----------------

LONG-TERM LIABILITIES
    Long-term bank loans                                      91,397                   74,992              88,116
    Deferred taxes                                            24,078                   19,414              21,026
                                                       --------------           --------------     ----------------
                                                             115,475                   94,406             109,142
                                                       --------------           --------------     ----------------

MINORITY INTEREST                                             48,503                   45,338              47,372
                                                       --------------           --------------     ----------------

SHAREHOLDERS' EQUITY
    Share capital                                             30,812                   30,812              30,812
    Capital reserves                                         167,828                  167,828             167,828
    Retained earnings                                        189,026                  203,042             183,178
    Dividend declared after balance sheet date                     -                        -              35,153
                                                       --------------           --------------     ----------------
                                                             387,666                  401,682             416,971
                                                       --------------           --------------     ----------------
                                                             765,471                  725,277             771,595
                                                       ==============           ==============     =================

                 /s/ T. Davis                               /s/ A. Magid                          /s/ A. Brenner
      ----------------------------------                  -----------------                     -----------------
                   T. DAVIS                                   A. MAGID                              A. BRENNER
      Chairman of the Board of Directors                  Financial Manager                     Managing Director

Approval date of the interim financial statements: May 6, 2003

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                       THREE MONTHS ENDED                YEAR ENDED
                                                                           MARCH 31,                    DECEMBER 31,
                                                                  ------------------------------      ----------------
                                                                    2 0 0 3          2 0 0 2               2 0 0 2
                                                                  -------------    -------------      ----------------
                                                                        NIS IN THOUSANDS              NIS IN THOUSANDS
                                                                  ------------------------------      ----------------
                                                                          (UNAUDITED)
Net sales                                                              210,592          218,720              820,464

Cost of sales                                                          158,003          154,080              593,783
                                                                  -------------    -------------       --------------

    GROSS PROFIT                                                        52,589           64,640              226,681

Selling expenses                                                        30,781           37,238              137,866

General and administrative expenses                                      9,449            7,773               26,854
                                                                  -------------    -------------       --------------

    OPERATING PROFIT                                                    12,359           19,629               61,961

Financing expenses, net                                                 (1,741)          (4,671)             (14,372)

Other income (expenses), net                                               159              (93)                  83
                                                                  -------------    -------------       --------------

    INCOME BEFORE INCOME TAXES                                          10,777           14,865               47,672

Income taxes                                                             3,798            5,099               20,584
                                                                  -------------    -------------       --------------

    INCOME AFTER INCOME TAXES                                            6,979            9,766               27,088

Minority interest in earnings of Subsidiary                             (1,131)            (749)              (2,782)
                                                                  -------------    -------------       --------------

    NET INCOME                                                           5,848            9,017               24,306
                                                                  =============    =============       ==============

EARNINGS PER SHARE (IN NIS)                                               0.71             1.09                 2.94
                                                                  =============    =============       ==============

NUMBER OF SHARES USED IN COMPUTATION                                 8,263,473        8,263,473            8,263,473
                                                                  =============    =============       ==============


      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                                                  DIVIDEND
                                                                                                  DECLARED
                                                                                                    AFTER
                                             SHARE            CAPITAL           RETAINED         BALANCE SHEET
                                            CAPITAL           RESERVES          EARNINGS             DATE             TOTAL
                                           ---------         -----------       ----------        --------------    -----------
                                                                             NIS IN THOUSANDS
                                           -----------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2003
   (UNAUDITED)

Balance - January 1, 2003                     30,812             167,828          183,178             35,153          416,971
Dividend declared and paid                                                                           (35,153)         (35,153)
Net income for the period                                                           5,848                               5,848
                                           ---------         -----------       ----------          ---------       -----------
   Balance - March 31, 2003                   30,812             167,828          189,026                  -          387,666
                                           =========         ===========       ==========          =========       ===========


THREE MONTHS ENDED MARCH 31,

Balance - January 1, 2002                     30,812             167,828          194,025                  -          392,665
Net income for the period                                                           9,017                               9,017
                                           ---------         -----------       ----------          ---------       -----------
   Balance - March 31, 2002                   30,812             167,828          203,042                  -          401,682
                                           =========         ===========       ==========          =========       ===========



Balance - January 1, 2002                     30,812             167,828          194,025                  -          392,665
Dividend declared
   after balance sheet date                                                       (35,153)            35,153                -
Net income for the year                                                            24,306                              24,306
                                           ---------         -----------       ----------          ---------       -----------
    Balance - December 31, 2002               30,812             167,828          183,178             35,153          416,971
                                           =========         ===========       ==========          =========       ===========













      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,                     DECEMBER 31,
                                                                ------------------------------         -----------------
                                                                   2 0 0 3          2 0 0 2                 2 0 0 2
                                                                ------------     -------------         -----------------
                                                                        NIS IN THOUSANDS               NIS IN THOUSANDS
                                                                ------------------------------         -----------------
                                                                          (UNAUDITED)
CASH FLOWS - OPERATING ACTIVITIES
   Net income                                                         5,848            9,017                  24,306
   Adjustments to reconcile net income to net cash
     provided by operating activities (Appendix A)                    7,771              645                  15,333
                                                                ------------     ------------            -------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                         13,619            9,662                  39,639
                                                                ------------     ------------            -------------

CASH FLOWS - INVESTING ACTIVITIES
   Withdrawal of short-term bank deposit                                  -           61,083    (*)           61,083
   Withdrawal of long-term bank deposits                                  -                -                   9,374
   Acquisition of fixed assets                                      (10,036)          (6,553)                (81,905)
   Proceeds from sale of fixed assets                                   408                -                     488
                                                                ------------     ------------            -------------
   NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES                                            (9,628)          54,530                 (10,960)
                                                                ------------     ------------            -------------

CASH FLOWS - FINANCING ACTIVITIES
   Dividend paid                                                    (35,153)         (46,870)                (46,870)
   Long-term loan received                                            3,281                -                  12,187
   Short-term bank credit, net                                       17,810            3,012                       -
                                                                ------------     ------------            -------------
   NET CASH USED IN FINANCING ACTIVITIES                            (14,062)         (43,858)                (34,683)
                                                                ------------     ------------            -------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (10,071)          20,334                  (6,004)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                      22,830           28,834    (*)           28,834
                                                                ------------     ------------            -------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                            12,759           49,168                  22,830
                                                                ============     ============            =============



(*)   Reclassified.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                      THREE MONTHS ENDED                  YEAR ENDED
                                                                          MARCH 31,                      DECEMBER 31,
                                                               --------------------------------        ----------------
                                                                 2 0 0 3             2 0 0 2                2 0 0 2
                                                               -------------       ------------        ----------------
                                                                       NIS IN THOUSANDS                NIS IN THOUSANDS
                                                               --------------------------------        ----------------
                                                                         (UNAUDITED)
                                                               --------------------------------

A.    ADJUSTMENTS TO RECONCILE NET INCOME
        TO NET CASH PROVIDED BY OPERATING
        ACTIVITIES

         INCOME AND EXPENSES NOT INVOLVING
        CASH FLOWS:
        Minority interest in earnings of Subsidiary                  1,131                 749                 2,782
        Depreciation and amortization                                7,072               5,747                23,640
        Deferred taxes, net                                          2,940                 (80)                1,148
        Loss (gain) from sale of fixed assets                         (159)                 93                    87
        Exchange rate differences derived from
           capital note                                               (346)              1,878                 2,357

         CHANGES IN ASSETS AND LIABILITIES:
        Increase in trade receivables                                 (426)             (8,749)              (15,424)
        Decrease in other receivables                                2,942                 144                 5,202
        Decrease (increase) in inventories                         (12,238)              1,793               (17,513)
        Increase in trade payables                                   7,052               6,362                19,633
        Net change in balances with related parties                   (861)              1,567                 8,275
        Increase (decrease) in other payables
           and accrued expenses                                        664              (8,859)              (14,854)
                                                               -------------       ------------           ------------
                                                                     7,771                 645                15,333
                                                               =============       ============           ============
B.    NON-CASH ACTIVITIES

      Acquisition of fixed assets on credit                                              8,278                14,671
                                                                                   ============           ============



      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003


NOTE 1  - BASIS OF PRESENTATION

     A. The unaudited condensed interim consolidated financial statements as of March 31, 2003 and for the three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2002 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results as of the dates and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

          The accounting principles applied in the preparation of the condensed interim financial statements are consistent with those principles applied in preparation of the Company's most recent annual audited consolidated financial statements, with the exception of that during the reporting period, the Company applied initially Standard No. 15, "Impairment of Assets" published in January 2003 by the Israeli Accounting Standards Board. Implementation of this Standard had no impact on the Company's interim financial position and results of operations.

          The interim financial statements have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements, including the initial application during the reporting period of the provisions of Standard No. 14, "Interim Financial Reporting" published in August 2002 by the Israeli Accounting Standards Board. The implementation of this Standard had no impact on the Company's interim financial position and results of operations.

     B. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI").

                                                           REPRESENTATIVE     TURKISH LIRA ("TL")
                                                              EXCHANGE         EXCHANGE RATE WITH         CPI
                                                         RATE OF THE DOLLAR     THE U.S. DOLLAR     "IN RESPECT OF"
          AS OF:                                            (NIS PER $1)        (TL'000 PER $1)       (IN POINTS)
                                                         -------------------  --------------------  ----------------
          March 31, 2003                                       4.687                  1,700             183.43
          March 31, 2002                                       4.668                  1,338             174.95
          December 31, 2002                                    4.737                 1,640              182.02

          INCREASE (DECREASE) DURING THE PERIOD:                 %                     %                   %
                                                               -----                 -----                ----
          Three months ended March 31, 2003                    (1.1)                  3.7                 0.8
          Three months ended March 31, 2002                     5.7                  (7.5)                2.4
          Year ended December 31, 2002                          7.3                   13.3                6.5


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2003


NOTE 2 -  OPERATIONS OF NEW FACILITY

          During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959 under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during the reporting period.

NOTE 3 - RECENT ACCOUNTING STANDARDS-CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT AND EFFECT OF CHANGES IN EXCHANGE RATES

          In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statement Adjustment. According to this Standard, as amended by Standard No. 17 in November 2002, the adjustment of financial statements for inflation or exchange rate of foreign currency will cease for reporting periods commencing January 1, 2004. Through December 31, 2003, the Company will continue to prepare dollar-linked financial statements, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2003 balance-sheet will serve as the opening, nominal balances as of January 1, 2004. In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13, as amended by Standard No. 17 in November 2002, will become effective for reporting periods subsequent to December 31, 2003.

          While the Company is currently examining Standards No. 12 and 13, it cannot evaluate, at this stage, the impact they will have on its financial position and results of operations.